SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the Collection Period ending March 30, 2001

Securitisation  Advisory Services Pty Limited,  as manager of the Series 2000-1G
---------------------------------------------
Medallion Trust
                 (Translation of registrant's name into English)


              Level 6, 48 Martin Place, Sydney, NSW 2000 Australia
              ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F __X__   Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___    No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-
    ------------------------

Other Events


On March 27, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-1G Medallion Trust (the Trust), publicly issued US$955,000,000 of Class A-1 Mortgage Backed Floating Rate Notes due July 12, 2031 (the Notes) pursuant to a registration statement (No. 333-93721) declared effective on March 17, 2000. Securitisation Advisory
Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,432,500 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $953,567,500 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On July 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On October 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On January 12, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On April 12, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                            Securitisation Advisory Services Pty Limited,
                            As Manager for the Series 2000-1G Medallion Trust,
                            --------------------------------------------------
                            (Registrant)



Dated: 8 May, 2001                      By:
                                           -------------------------------------

                                        Name: Leanne Leong
                                              ----------------------------------

                                        Title: Authorised Officer
                                              ----------------------------------

                                 Exhibit Index

--------------------------------------------------------------------------------
Exhibit     Description
--------------------------------------------------------------------------------


99.1        The Quarterly Servicing Report for the Distribution Date on
            April 12, 2001.

99.2        Required collateral Information

                                                                    Exhibit 99.1
                                                                    ------------


SERIES 2000-1G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE

Quarterly Summary Distribution Details

Reporting Dates
---------------

Closing Date                                                          27-Mar-00
Determination Date                                                    01-Apr-01
Notice Date                                                           11-Apr-01
Distribution Date                                                     12-Apr-01
Start Accrual Period                                                  12-Jan-01
End Accrual Period                                                    12-Apr-01
No. Of Days in Accrual Period                                                90
Start Collection Period                                               01-Jan-01
End Collection Period                                                 31-Mar-01
No. Of Days in Collection Period                                             90
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                No. of        Initial Invested  Initial Invested
Securities on Issue           Certificates       Amount (US$)     Amount (A$)
-------------------           ------------    ----------------  ----------------


Class A-1 Notes                      9,550     955,000,000.00     1,577,208,918
Class A-2 Notes                      1,500     n/a                  150,000,000
Class B Notes                          150     n/a                   15,000,000
Redraw Bond - series 1                   0     n/a                -------------
Redraw Bond - series 2                   0     n/a                -------------

US$/A$ exchange rate at issue       0.6055

--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                              Bank         Interest  Interest
INTEREST RATE FOR ACCRUAL PERIOD                             Bill Rate      Margin    Rate
--------------------------------                             ---------      ------     ----

Class A-1 Notes (payable to Currency Swap Provider)           5.910        0.381     6.2919%

Class A-2 Notes                                               5.910        0.390     6.3000%
Class B Notes                                                 5.910        0.700     6.6100%
Redraw Bond - series 1                                        0.000        0.000     0.0000%
Redraw Bond - series 2                                        0.000        0.000     0.0000%

BBSW Interest & Unpaid Interest Rate for Accrual Period      5.9100%
Facilities BBSW                                              5.9100%

---------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
DISTRIBUTIONS PAYABLE ON DISTRIBUTION DATE
------------------------------------------
                                                   Per Cert.        Aggregate
                                                   ---------      --------------
Total Interest Amount:
   Class A-1 Notes                                 2,103.53       20,088,759.25
   Class A-2 Notes                                 1,275.33        1,912,995.00
   Class B Notes                                   1,607.96          241,194.00
   Redraw Bond - series 1                                 -                   -
   Redraw Bond - series 2                                 -                   -

Principal:
   Class A-1 Notes                                  8,106.13       77,413,514.45
   Class A-2 Notes                                  4,908.26        7,362,390.00
   Class B Notes                                      424.48           63,672.00
   Redraw Bond - series 1                                  -                   -
   Redraw Bond - series 2                                  -                   -

Total:
   Class A-1 Notes                                 10,209.66       97,502,273.70
   Class A-2 Notes                                  6,183.59        9,275,385.00
   Class B Notes                                    2,032.44          304,866.00
   Redraw Bond - series 1                                  -                   -
   Redraw Bond - series 2                                  -                   -

   Total                                           18,425.69      107,082,524.70
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
POOL FACTORS
------------
                                                   Last              Current
                                               Distribution        Distribution
                                                   Date                Date
                                               ------------        ------------

Class A-1 Notes                                  0.82098000         0.77189740
Class A-2 Notes                                  0.82098000         0.77189740
Class B Notes                                    0.98656300         0.98231820
Redraw Bond - series 1                                    -                  -
Redraw Bond - series 2                                    -                  -
--------------------------------------------------------------------------------

QUARTERLY CASHFLOW WORKING SHEET
---------------------------------                   Per Certificate              Aggregate
                                                            $                         $
                                                    ---------------             -------------
  Finance Charge Collections                                                    25,990,780.90
  Finance Charge Collections - Repurchases                                               -
  Finance Charge Damages                                                                 -
  Income due to Seller                                                                   -
  Other Income                                                                   1,175,709.82
PRELIMINARY INCOME AMOUNT                                                       27,166,490.72

  Taxes                                                                             67,416.55
  Trustee Fee                                                                       59,024.39
  Security Trustee Fee                                                                   -
  Manager Fee                                                                      105,988.12
  Servicing Fee                                                                    883,234.37
  Liquidity Commitment Fee                                                          10,805.62
  Redraw Commitment Fee                                                              6,164.38
  Support Facility Payments                                                      1,883,213.88
  Support Facility Receipts                                                        196,989.01
  Expenses                                                                          11,888.15
  Previous Unpaid Facility Int Chg  - Liquidity                                          -
  Liquidity Interest Charge + Previous Unpaid                                       62,933.03
  Previous Unpaid Facility Int Chg  - Redraw Facility                                    -
  Redraw Interest Charge + Previous Unpaid                                               -
  Repayment of Liquidity Facility                                                4,177,224.32
  TOTAL INTEREST AMOUNT  - CLASS A-1 NOTES                                      20,088,759.25
                         - Class A-2 Notes                                       1,912,995.00
                         - Class B Notes                                           241,194.00
                                 - Redraw Bonds - series 1                               -
                                 - Redraw Bonds - series 2                               -
REQUIRED INCOME AMOUNT                                                          29,313,852.05

Income Shortfall                                                                 2,147,361.33
Liquidity Facility Draw                                                          2,147,361.33

Principal Chargeoff Unreimbursement                                                      -
Principal Chargeoff                                                                      -

TOTAL PRINCIPAL CHARGEOFF REIMBURSEMENT DUE                                              -

PAYMENT ALLOCATION CASCADE
--------------------------
  Preliminary Income Amount                                                     27,166,490.72
  Liquidity Facility Draw                                                        2,147,361.33

AVAILABLE INCOME AMOUNT                                                         29,313,852.05


                                                                                                                Monthly
                                                           Due             Available             Paid         Allocation
                                                      ------------      ---------------        ---------    -------------
Taxes                                                    67,416.55       29,313,852.05         67,416.55       67,416.55
Trustee Fee                                              59,024.39       29,246,435.50         59,024.39       59,024.39
Security Trustee Fee                                          -          29,187,411.11              -             -
Manager Fee                                             105,988.12       29,187,411.11        105,988.12      105,988.12
Servicing Fee                                           883,234.37       29,081,422.99        883,234.37      883,234.37
Liquidity Commitment Fee                                 10,805.62       28,198,188.62         10,805.62       10,805.62
Redraw Commitment Fee                                     6,164.38       28,187,383.00          6,164.38        6,164.38
Support Facility Payments                             1,883,213.88       28,181,218.62      1,883,213.88    1,883,213.88
Support Facility Receipts                               196,989.01       26,298,004.74        196,989.01      196,989.01
Expenses                                                 11,888.15       26,494,993.75         11,888.15       11,888.15
Liquidity Interest Charge                                62,933.03       26,483,105.60         62,933.03       62,933.03
Repayment of Liquidity Facility                       4,177,224.32       26,420,172.57      4,177,224.32    4,177,224.32


Interest Amount Payable - Redraw Facility                     -          22,242,948.25              -              -
         - CLASS A-1 NOTES                           20,088,759.25       22,242,948.25     20,088,759.25  20,088,759.25
         - CLASS A-2 NOTES                            1,912,995.00        2,154,189.00      1,912,995.00   1,912,995.00
              - Redraw Bonds - series 1                       -             241,194.00              -              -
              - Redraw Bonds - series 2                       -             241,194.00              -              -

              - Class B Notes                           241,194.00          241,194.00        241,194.00     241,194.00
Total Principal Chargeoff Reimbursement                       -                   -                 -              -


EXCESS DISTRIBUTION                                                                                 -              -

Unpaid Facility Int Chg  - Liquidity                                                         -
                         - Redraw                                                            -
Unpaid Security Interest Amount - Class A-1 Notes                                            -
                         - Class A-2 Notes                                                   -
                         - Class B Notes                                                     0.00
                         - Redraw Bonds - series 1                                           -
                         - Redraw Bonds - series 2                                           -


FACILITIES OUTSTANDING
----------------------

Liquidity Commitment Facility Limit                                      48,000,000.00
Beginning Liquidity Commitment Facility                                  43,822,775.68
Previous Liquidity Facility Draw                                          4,177,224.32
Repayment of Liquidity Facility                                           4,177,224.32
Liquidity Facility Draw                                                   2,147,361.33
Ending Liquidity Commitment Facility                                     45,852,638.67

Redraw Commitment Facility Limit                                         50,000,000.00
Beginning Redraw Commitment Facility                                     50,000,000.00
Previous Redraw Facility Draw                                                     -
Previous Redraw Facility Draw - Chargeoffs                                        -
Repayment of Redraw Facility                                                      -
Repayment of Unreimbursed Chargeoffs                                              -
Redraw Facility Draw - Unreimbursed Chargeoffs                                    -
Redraw Facility Available to Draw                                        50,000,000.00
Redraw Facility Draw                                                              -
Ending Redraw  Commitment Facility                                       50,000,000.00                    50,000,000.00



INTEREST AND PRINCIPAL DISTRIBUTION  WORKSHEET
----------------------------------------------
                                                                              Per
                                                                          Certificate                 Aggregate
                                                                              $                           $
                                                                          -----------               -------------

INTEREST AMOUNT
---------------
CLASS A-1 NOTES

Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                         -
Interest on  Unpaid Security Interest Amount                                   -                             -
Security  Interest Amount                                                  2,103.53                 20,088,759.25
Total Interest Amount                                                                               20,088,759.25

Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                         -
Interest on  Unpaid Security Interest Amount
                                                                                                             -
Security  Interest Amount                                                                           20,088,759.25
Interest Amount Payable                                                    2,103.53                 20,088,759.25
Unpaid Security Interest Amount                                                                              -

CLASS A-2 NOTES
Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                         -
Interest on  Unpaid Security Interest Amount                                   -                             -
Security  Interest Amount                                                  1,275.33                  1,912,995.00
Total Interest Amount                                                                                1,912,995.00


Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                          -
Interest on  Unpaid Security Interest Amount                                                                  -
Security  Interest Amount                                                                            1,912,995.00
Interest Amount Payable                                                    1,275.33                  1,912,995.00
Unpaid Security Interest Amount
                                                                                                            -

CLASS B NOTES
Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                        -
Interest on  Unpaid Security Interest Amount                                   -                            -
Security  Interest Amount                                                  1,607.96                   241,194.00
Total Interest Amount                                                                                 241,194.00

Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                        -
Interest on  Unpaid Security Interest Amount                                                                -
Security  Interest Amount                                                                             241,194.00
Interest Amount Payable                                                    1,607.95                   241,194.00
Unpaid Security Interest Amount                                                                             -

REDRAW BONDS - SERIES 1
Unpaid Security Interest Amount (after last
  Distribution Date)                                                                                        -
Interest on  Unpaid Security Interest Amount                                   -                            -
Security  Interest Amount                                                      -                            -
Total Interest Amount                                                                                       -

Unpaid Security Interest Amount (after last Distribution Date)                                              -
Interest on  Unpaid Security Interest Amount                                                                -
Security  Interest Amount                                                                                   -
Interest Amount Payable                                                        -                            -
Unpaid Security Interest Amount                                                                             -


                                     page 5


REDRAW BONDS - SERIES 2
Unpaid Security Interest Amount (after last Distribution Date)                                              -
Interest on  Unpaid Security Interest Amount                                   -                            -
Security  Interest Amount                                                      -                            -
Total Interest Amount                                                                                       -

Unpaid Security Interest Amount (after last Distribution Date)                                              -
Interest on  Unpaid Security Interest Amount                                                                -
Security  Interest Amount                                                                                   -

Interest Amount Payable                                                        -                            -
Unpaid Security Interest Amount                                                                             -

PRINCIPAL AMOUNT
----------------
Principal Collections                                                                              97,095,607.57
Principal Collections - Repurchases                                                                         -
  less Repayment Of Redraw Facility                                                                         -
  less Total Customer Redraw                                                                      (12,256,030.65)
  plus Redraw Facility Draw                                                                                 -
  plus Redraw Bonds Issue this month                                                                        -
  Aggregate Principal Damages from Seller & Servicer                                                        -
  Principal Chargeoff Reimbursement  - Class B Notes                                                        -
                       - CLASS A-1 NOTES                                                                    -
                       - CLASS A-2 NOTES                                                                    -
                                     - Redraw Bonds - Series 1                                              -
                                     - Redraw Bonds - Series 2                                              -
                                     - Redraw Facility                                                      -
  Principal rounding b/f                                                                                    0.29

  Scheduled Principal Amount                                           6,150,828.90
  Scheduled Principal Amount less redraws                              6,150,828.90
  Unscheduled Principal Amount - Partial Prepayment                   65,517,233.63
  Unscheduled Principal Amount - Full Prepayment                      25,427,545.04
  Unscheduled Principal Amount - less redraws + C/O Reim              78,688,748.02

Total Available Principal Amount for Redraw Bonds                                                  84,839,577.21

Principal Distribution - Redraw Bonds - Series 1                               -                            -
Principal Distribution - Redraw Bonds - Series 2                               -                            -

Principal rounding b/f                                                                                      0.29
Total Unscheduled Principal Amount                                                                 78,688,748.02
Total Scheduled Principal Amount                                                                    6,150,828.90
Total Available Principal Amount for Notes                                                         84,839,577.21

PRINCIPAL ALLOCATION
Class A Percentage via Stepdown                                                                                      100%      50%
CLASS A AVAILABLE PRINCIPAL PAYMENT
        CLASS A-1 PRINCIPAL PAYMENT                                         8106.13                77,413,514.45
        CLASS A-2 PRINCIPAL PAYMENT                                         4908.26                 7,362,390.00
Class B Principal Payment                                                    424.48                    63,672.00

Principal rounding c/f                                                                                      0.76

Outstanding Principal - beginning period                                                        1,432,802,422.42
  less Principal Repayment                                                                        (97,095,607.57)
  plus Total Customer Redraw                                                                       12,256,030.65
  less Principal Losses                                                                                     -
Outstanding Principal - Closing period                                                          1,347,962,845.50


                                     page 6



PRINCIPAL LOSSES
----------------
Principal Losses                                                                                             -
  PRINCIPAL DRAW AMOUNT - POOL MORTGAGE INSURANCE POLICY                                                     -
  PRINCIPAL DRAW AMOUNT - INDIVIDUAL MORTGAGE INSURANCE POLICY                                               -
Net Principal Losses                                                                                         -

Principal Chargeoff  - Class B Notes                                                                         -
                  - CLASS A-1 NOTES                                                                          -
                  - CLASS A-2 NOTES                                                                          -
                       - Redraw Bonds Series 1                                                               -
                       - Redraw Bonds Series 2                                                               -
                       - Redraw Facility                                                                     -

CLASS A-1 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -

Ending Unreimbursed Principal Chargeoffs                                                                     -

CLASS A-2 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

Class B Notes
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW BONDS - SERIES 1
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -

Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -


REDRAW BONDS - SERIES 2
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW FACILITY
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -


INVESTORS BALANCE OUTSTANDING  WORKSHEET
----------------------------------------
                                                                                   Aggregate           Aggregate
                                                                                      US$                  A$
                                                                                ---------------      ----------------

CLASS A-1 NOTES
Initial Invested Amount                                                         955,000,000.00       1,577,208,918.25
  previous Principal Distribution                                               170,964,100.00         282,351,940.54
  Principal Distribution for current period                                      46,873,883.00          77,413,514.45
Total Principal Distribution to date
                                                                                217,837,983.00         359,765,454.99
Beginning Invested Amount                                                       784,035,900.00       1,294,856,977.71
Ending Invested Amount                                                          737,162,017.00       1,217,443,463.26
Unreimbursed Principal Chargeoffs                                                         -                      -
Beginning Stated Amount                                                         784,035,900.00       1,294,856,977.71
Ending Stated Amount                                                            737,162,017.00       1,217,443,463.26

CLASS A-2 NOTES
INITIAL INVESTED AMOUNT                                                                                150,000,000.00
  PREVIOUS PRINCIPAL DISTRIBUTION                                                                       26,853,000.00
  PRINCIPAL DISTRIBUTION FOR CURRENT PERIOD                                                              7,362,390.00
TOTAL PRINCIPAL DISTRIBUTION TO DATE                                                                    34,215,390.00
BEGINNING INVESTED AMOUNT                                                                              123,147,000.00
ENDING INVESTED AMOUNT                                                                                 115,784,610.00
UNREIMBURSED PRINCIPAL CHARGEOFFS                                                                                -
BEGINNING STATED AMOUNT                                                                                123,147,000.00
ENDING STATED AMOUNT                                                                                   115,784,610.00

CLASS B NOTES
Initial Invested Amount                                                                                 15,000,000.00
  previous Principal Distribution                                                                          201,555.00
  Principal Distribution for current period                                                                 63,672.00
Total Principal Distribution to date                                                                       265,227.00
Beginning Invested Amount                                                                               14,798,445.00

Ending Invested Amount                                                                                  14,734,773.00
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                                 14,798,445.00
Ending Stated Amount                                                                                    14,734,773.00

REDRAW BONDS - SERIES 1
Previous Initial Invested Amount                                                                                 -
Initial Invested Amount                                                                                          -
  Principal Distribution (after last Distribution Date)                                                          -
  Principal Distribution for current period                                                                      -
Total Principal Distribution to date                                                                             -
Beginning Invested Amount                                                                                        -
Ending Invested Amount                                                                                           -
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                                          -
Ending Stated Amount                                                                                             -

REDRAW BONDS - SERIES 2
Previous Initial Invested Amount                                                                                 -
Initial Invested Amount                                                                                          -

Principal Distribution (after last Distribution Date)                                                            -
Principal Distribution for current period                                                                        -
Total Principal Distribution to date                                                                             -
Beginning Invested Amount                                                                                        -
Ending Invested Amount                                                                                           -
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                                          -
Ending Stated Amount                                                                                             -


AVERAGE MONTHLY PERCENTAGE
--------------------------

Current Balance of Arrears greater than 60 Days                                                          3,928,170.18
Current Outstanding Loan Balance                                                                     1,347,962,845.50
Average Monthly Percentage                                                                                       0.00
Monthly Percentage - Current Period                                                                              0.00
Monthly Percentage Month 2                                                                                          0
Monthly Percentage Month 3                                                                                       -
Monthly Percentage Month 4                                                                                       -
Monthly Percentage Month 5                                                                                       -
Monthly Percentage Month 6                                                                                       -
Monthly Percentage Month 7                                                                                       -
Monthly Percentage Month 8                                                                                       -
Monthly Percentage Month 9                                                                                       -
Monthly Percentage Month 10                                                                                      -
Monthly Percentage Month 11                                                                                      -
Monthly Percentage Month 12                                                                                      -


STEPDOWN CONDITIONS
-------------------

Years since initial Determination Date                                                                            1.08
Required Subordinated Percentage                                                                                  -
Available Subordinated Percentage                                                                                 0.01
Aggregate Unreimbursed Principal Chargeoffs                                                                       -
Required Class B Stated Amount Outstanding                                                                4,318,022.30
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                             4,500,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                                             1,500,000.00
5 <= Year < 6, Unreim C/O Maximum                                                                         4,500,000.00
6 <= Year < 7, Unreim C/O Maximum                                                                         5,250,000.00
7 <= Year < 8, Unreim C/O Maximum                                                                         6,000,000.00
8 <= Year < 9, Unreim C/O Maximum                                                                         6,750,000.00
9 <= Year, Unreim C/O Maximum                                                                             7,500,000.00

Stepdown Condition less than 5 years                                                                             TRUE
Stepdown Condtion greater than & equal to 5 years                                                                FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                                   TRUE
Year - Stepdown Condition Test
5                                                                                                                TRUE
6                                                                                                                TRUE
7                                                                                                                TRUE
8                                                                                                                TRUE
9                                                                                                                TRUE

Year - Stepdown Class A Criteria                           FALSE                       TRUE             Class A Percentage
0                                                              1                        0.5                      0.50
1                                                              1                        0.5                      0.50
2                                                              1                        0.5                      0.50
3                                                              1                          0                      -
4                                                              1                          0                      -
5                                                              1                        0.7                      1.00
6                                                              1                        0.6                      1.00
7                                                              1                        0.4                      1.00
8                                                              1                        0.2                      1.00
9                                                              1                          0                      1.00
10                                                             0                          0                      -



STEPUP CONDITIONS
-----------------
STEP-UP DATE                                                                                               July 12, 2007
STEPUP MARGIN - CLASS A-1 NOTES                                                                                 0.61191%
              - CLASS A-2 NOTES                                                                                  0.7800%

                                                                    Exhibit 99.2
                                                                    ------------
                         REQUIRED COLLATERAL INFORMATION
                          M001G ARREARS DATA MARCH 2001


------------------------------------------------------------------------------------------------------------------------------------
Days                           D 1-30         DI 1-30      D 31-60     DI 31-60     D61-90      DI 61-90      D 90+        DI 90+
---------------------      -------------      -------     ---------    --------     ---------   --------      ---------    ------


Total                         14,483,342       74,370     3,157,380      36,870     1,257,458     22,212      1,767,390    63,610
No. of Loans                                      131                        28                       14                       18



Closing Pool Balance       1,349,966,743
No. of Loans                      13,875




% balance                           1.07%       0.01%         0.23%       0.00%         0.09%       0.00%         0.13%      0.00%
% no.of pool                                    0.94%                     0.20%                     0.10%                    0.13%